FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö ......Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELEFONOS DE MEXICO, S.A. DE C.V.

September 09, 2005

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 09, 2005 and at the general meetings of shareholders on April 28, 2005, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on September 09, 2005 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V.5,000,000, class "L" shares of Telmex at an aggregate price of P.52,631,474.00 and 50,000 class "A" shares of Telmex at an aggregate price of P.526,500.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to Title 6th, Art. 56, Section VI of "Circular Unica de Emisoras", the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A. DE C.V.

September 08, 2005

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 09, 2005 and at the general meetings of shareholders on April 28, 2005, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on September 08, 2005 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V.5,000,000, class "L" shares of Telmex at an aggregate price of P.52,184,403.00 and 82,800 class "A" shares of Telmex at an aggregate price of P.858,333.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to Title 6th, Art. 56, Section VI of "Circular Unica de Emisoras", the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A. DE C.V.

September 07, 2005

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 09, 2005 and at the general meetings of shareholders on April 28, 2005, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on September 07, 2005 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V.5,000,000, class "L" shares of Telmex at an aggregate price of P.52,793,993.00 and 21,200 class "A" shares of Telmex at an aggregate price of P.222,060.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to Title 6th, Art. 56, Section VI of "Circular Unica de Emisoras", the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A. DE C.V.

September 06, 2005

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 09, 2005 and at the general meetings of shareholders on April 28, 2005, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on September 06, 2005 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V.8,000,000, class "L" shares of Telmex at an aggregate price of P.82,853,767.00 and 95,100 class "A" shares of Telmex at an aggregate price of P.981,434.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to Title 6th, Art. 56, Section VI of "Circular Unica de Emisoras", the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A. DE C.V.

September 05, 2005

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 09, 2005 and at the general meetings of shareholders on April 28, 2005, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on September 05, 2005 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V.1,500 class "A" shares of Telmex at an aggregate price of P.15,375.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to Title 6th, Art. 56, Section VI of "Circular Unica de Emisoras", the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: SEPTEMBER 09, 2005	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. Buyback from September 5 To 9, 2005.